Turquoise Hill Resources Ltd.

Suite 354 – 200 Granville Street

Vancouver, British Columbia, Canada

V6C 1S4

March 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Turquoise Hill Resources Ltd. has made disclosure pursuant to those provisions in its Annual Report on Form 40-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on March 27, 2017. Such disclosure is on pp. 11-12 of the Annual Report on Form 40-F and is incorporated by reference herein.

Very truly yours,

/s/ Dustin S. Isaacs
Dustin S. Isaacs
General Counsel and Corporate Secretary